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                          August 8, 2023

       Janene Asgeirsson
       Chief Legal Officer, Chief Risk Officer and Corporate Secretary Analog Devices, Inc.
       One Analog Way
       Wilmington, MA 01887

                                                        Re: Analog Devices,
Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed August 2,
2023
                                                            File No. 333-273607

       Dear Janene Asgeirsson:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Gregory
Herbers at 202-551-8028 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              Craig Hilts